Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-178493) and Form S-3 (No. 333-187055) of Memorial Production Partners LP (the Partnership) of our report dated June 19, 2013, with respect to the consolidated and combined balance sheets of Memorial Production Partners LP as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Current Report on Form 8-K dated June 19, 2013.

As discussed in note 1 to the consolidated and combined financial statements, the balance sheets, and the related statements of operations, equity, and cash flows have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Dallas, Texas

June 19, 2013